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                                                                  Exhibit (a)(8)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

DENDRITE INTERNATIONAL, INC.,       )
                                    )
                  Plaintiff,        )
                                    )
            v.                      )       Civil Action No. __________-NC
                                    )
                                    )
SYNAVANT INC., WAYNE P. YETTER      )
PETER H. FUCHS, ROBERT J.           )
KAMERSCHEN, H. EUGENE               )
LOCKHART, MARY A. MADDEN,           )
BARRY L. WILLIAMS, CEGEDIM, S.A.,   )
and JIVAGO ACQUISITION CORP.,       )
                                    )
                  Defendants,       )


                                    COMPLAINT

      Plaintiff Dendrite International, Inc. ("Dendrite" or "Plaintiff"), by its undersigned attorneys, alleges for its Complaint against Defendants as follows:

                              NATURE OF TEE ACTION

      1. This is an action for declaratory and injunctive relief to remedy, among other things, a violation of Delaware law by the directors of Synavant
Inc. ("Synavant" or the "Company") in having prematurely entered into a merger agreement with Cegedim, S.A. ("Cegedim") and its wholly-owned subsidiary, Jivago Acquisition Corp. ("Jivago"), without fulfilling their most basic obligation to conduct a full and fair sale process to ensure that the Synavant shareholders received the highest value reasonably available. By their actions, Synavant and its directors, at least half of whom have a conflicting interest in the merger with Cegedim, have not only deprived Synavant's stockholders of additional merger consideration but
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also, by their conduct of' a disingenuous and biased sale process, have deprived
Dendrite of the opportunity to acquire the unique business opportunity represented by a business combination with Synavant.

                                   THE PARTIES

      2. Dendrite is a New Jersey corporation with its principal place of business at 1200 Mount Kemble Avenue, Morristown, New Jersey 07960-6797, and is the holder of record of 100 shares of Synavant common stock.

      3. Upon information and belief, Defendant Synavant is a Delaware corporation with its principal place of business at 3445 Peachtree Road N.E., Suite 1400, Atlanta, Georgia 30326.

      4. Upon information and belief, Defendant Wayne P. Yetter ("Mr. Yetter") is the Chairman and Chief Executive Officer of Synavant, and is a Member of the Board of Directors of Synavant. Mr. Yetter received over $670,000 in compensation from Synavant in 2002 and, under the terms of the merger with Cegedim, would be assured of significant continuing benefits.

      5. Upon information and belief, Defendant Peter H. Fuchs ("Mr. Fuchs") is a Member of the Board of Directors of Synavant.

      6. Upon information and belief, Defendant Robert J, Kamerschen ("Mr. Kamerschen") is a Member of the Board of Directors of Synavant. Mr. Kamerschen is also a member of the board of directors IMS Health Incorporated ("IMS"). In connection with the merger, IMS and Cegedim entered into a non-competition agreement whereby Cegedim agreed until August 31, 2005 not to engage in certain specified businesses in which IMS is currently engaged.


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      7.    Upon information and belief; Defendant H. Eugene Lockhart ("Mr.
Lockhart") is a Member of the Board of Directors of Synavant. Mr. Lockhart is also a member of the board of directors IMS.

      8. Upon information and belief, Defendant Mary A. Madden ("Ms. Madden") is a Member of the Board of Directors of Synavant.

      9. Upon information and belief, Defendant Barry L. Williams ("Mr. Williams") is a Member of the Board of Directors of Synavant (collectively, Messrs. Yetter, Fuchs, Kamerschen, Lockhart and Williams and Ms. Madden are referred to as the "Director Defendants").

      10. Upon information and belief, Defendant Cegedim is a French corporation, with its principal place of business at 110-116 rue d'Aguesseau - BP 405 - 92103 Boulogne Billancourt Cedex -- France.

      11. Upon information and belief, Defendant Jivago is a Delaware corporation and is a wholly-owned subsidiary of Cegedim. Upon information and belief, Jivago was formed for the purpose of effectuating the transaction with Synavant.

                                   BACKGROUND

      12. For the greater part of the past year, Dendrite has repeatedly attempted to engage the Synavant Board of Directors in discussions regarding a possible business combination between the two companies and has made no less than 11 proposals to the Synavant Board that would provide substantial value to Synavant's shareholders. The Synavant Board has responded to these overtures by summarily rejecting Dendrite's offers and refusing to engage in discussions, attempting to limit Dendrite's ability to make proposals directly to Synavant's shareholders and, finally, arranging a sale of Synavant to Cegedim without ever even bothering to determine if Dendrite was willing to offer superior value to the Synavant shareholders.


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      13.   By letter dated May 13, 2002, Dendrite made an offer to purchase
Synavant at a price per share that offered a premium over the then-market price of Synavant shares as traded on NASDAQ. Synavant rejected Dendrite's proposal.

      14. In or about the late Summer of 2002, Dendrite and Synavant re-initiated discussions regarding Dendrite's possible combination with Synavant.

      15. Under the guise of being interested in engaging in discussions regarding a possible business combination, on or about August 14, 2002, Synavant induced Dendrite to enter into a MUTUAL CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT (the "Confidentiality Agreement") pursuant to which the parties agreed to evaluate a. possible business relationship or transaction. A true copy of the Confidentiality Agreement is attached hereto as Exhibit "A". Section 1 of' the Confidentiality Agreement prevented either party from disclosing the substance of any negotiations between them to a third party.

      16. Section 7 of the Confidentiality Agreement included a provision providing for a "standstill" period of one year during which Dendrite was prohibited from taking any action, including making a tender offer or merger proposal, to acquire the stock or control of Synavant without first obtaining the written consent of the Board of Directors of Synavant (the "Standstill Provision").

      17. The Standstill Provision no longer applied if a third party took any action to acquire the stock or control of Synavant.

      18. As set forth herein, notwithstanding Synavant's assurances to Dendrite, Synavant never had any intention of fairly considering Dendrite's offer but rather acted under such pretext to lock-up Dendrite and prevent it from directly presenting proposals to Synavant's Board of Directors and shareholders.


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      19.   By letter dated November 25, 2002, Dendrite made a proposal to
Synavant for the acquisition of certain divisions of Synavant for $30 million in cash. Dendrite's offer was rejected.

      20. At about this time, upon information and belief, existing change of control agreements applicable to Synavant's Chairman and CEO, Mr. Yetter, and senior executives were amended in anticipation of the impending sale of Synavant to Cegedim, and $600,000 was paid to them.

      21. By letter dated February 7, 2003 and as required in the Standstill Provision, Dendrite requested approval of the Synavant Board of Directors to make a proposal to acquire Synavant pursuant to a merger for $1.60 per share of Synavant common stock to be paid in Dendrite common stock, which represented a 70% premium over the prior month's average closing price of the Synavant stock.

      22. Synavant refused to provide such approval and would not even discuss the proposed merger with Dendrite.

      23. In response, Dendrite indicated that it would be willing to increase the purchase price by $1 million, and pay up to 20% in cash and again requested that the Director Defendants permit the process to proceed.

      24.   No response was received.

      25. Dendrite then indicated it would be willing to increase, even further, its purchase price for Synavant, to $29 million, with 20% payable in cash and the remainder in Dendrite common stock.


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      26.   By letter dated February 19, 2003, Synavant refused to give the required consent and instead indicated that its obligations to a "third party" prevented it from considering the proposal.

      27. Based upon the February 19 letter, it was clear that Synavant was engaging in discussions with a "third party" with respect to the sale of its business, that it had agreed to certain restrictions with that third party preventing it from consenting to Dendrite's request, and that it had no intention of considering Dendrite's proposal.

      28. Nonetheless, by letter dated March 3, 2003, Dendrite again indicated it intended to revise its offer to adjust the nature of the consideration to provide for more cash to be paid (up to 40%), if the Directors Defendants would allow Dendrite to present the offer.

      29.   Synavant again refused to give the required consent.

      30. Although the Synavant Board of Directors refused even to discuss a possible transaction with Dendrite, on March 16, 2003, Synavant issued a press release stating that it had entered into a definitive agreement for the sale of its International IM Division to defendant Cegedim for $43.5 million in cash, with Synavant retaining substantial liabilities (the "Cegedim Purchase Agreement"). Upon information and belief, the Cegedim Purchase Agreement was inferior to Dendrite's March 3, 2003 proposal to acquire all of Synavant, and in all events, was agreed to without Synavant and its directors having engaged in good faith negotiations with Dendrite to seek the highest price reasonably available for the Synavant shareholders.

      31. On March 24, 2003, Dendrite offered to pay $29 million for all the issued and outstanding stock of Synavant. The March 24 offer, which was the same offer Dendrite had requested approval to make before the Cegedim agreement was signed, was superior to Cegedim's offer to purchase the International IM Division.


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      32.   Dendrite's offer would have resulted in the full $29 million being paid to the Synavant Stockholders whereas, upon information and belief, the proceeds of the Cegedim purchase price would have been used to pay certain of Synavant's liabilities including, but not limited to: (i) as disclosed in Synavant's earning release, dated March 21, 2003, the liability to fully fund the Chairman and CEO's and other senior executives' excessive severance packages aggregating up to $6 million dollars, and (ii) the current payment of $8.4 million of Synavant's contingent, future liabilities to IMS.

      33. Under Dendrite's offer, all the liabilities of Synavant, including those to be paid from the Cegedim proceeds, would have been assumed by Dendrite.

      34. Realizing that Dendrite's offer to acquire the entire company was superior, upon information and belief, Synavant disclosed the terms of Dendrite's offer to Cegedim, in violation of the Confidentiality Agreement, which resulted in Cegedim's ultimately offering to purchase the entire company.

      35. At the same time, Synavant, after some delay, offered to allow Dendrite to engage in some due diligence and responded to some requests for information, but would not respond to many reasonable requests for other information necessary for Dendrite to fully evaluate Synavant's value.

      36. Prior to being able to complete its abbreviated due diligence of Synavant, Dendrite, at the insistence of Synavant, submitted another offer to purchase Synavant on April 4, 2003. Dendrite proposed to acquire all the issued and outstanding stock of Synavant for 2,800,000 shares of Dendrite common stock plus $6 million in cash, which offer approximated $31 million.


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      37.   Dendrite was then informed that no further responses would be provided to requests for information notwithstanding the fact that Dendrite had informed Synavant that clarification of certain information could lead to an increased offer.

      38. In response to Dendrite's April 4 offer, Synavant informed Dendrite that a better offer for the entire company had been received and that Dendrite was no longer being considered as a potential acquirer of Synavant.

      39. Undeterred by Synavant's unfair treatment and stonewalling, on April 9, 2003, Dendrite submitted draft merger documents and, to make the then-current offer even more attractive, volunteered that Synavant might want to request a mechanism whereby the Synavant stockholders would be allowed to select either cash or stock in whatever percentage they desired, with an aggregate cap on cash payments of $6 million.

      40. Later on April 9, 2003, after making calls to Synavant and Alterity Partners, LLC ("Alterity"), Synavant's financial advisor, Dendrite learned that Synavant intended to accept an all-cash offer for all of Synavant from a third-party. At all times pertinent hereto, Alterity acted as Synavant's representative and agent in soliciting bids and communicating with Synavant and the offerors.

      41. By e-mail on April 9, Dendrite revised its proposal and offered to pay $35 million, all cash, for the issued and outstanding stock of Synavant, which corresponds to $2.30 per share. In addition, Dendrite had already indicated its willingness to pay the additional amounts required to pay holders of stock options and restricted stock the amounts to which they were contractually entitled as a result of the merger. On April 10, 2003, Dendrite advised Synavant that, among other things, it was "ready, willing and able to close expeditiously on the offer we submitted yesterday and would be open to converting that to a tender offer followed by a merger and to


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likewise close expeditiously on that transaction." Dendrite was informed by
Synavant that a decision would be made within the next couple of days.

      42.   Dendrite was never again contacted by Synavant.

      43. Based on information and belief, at the time Dendrite submitted its offer to pay $35 million cash, Cegedim's offer to Synavant stood at millions of dollars less. Yet on Saturday, April 12, 2003, Synavant issued a press release stating that it had entered into a definitive agreement with Cegedim and Jivago (the "Cegedim Merger Agreement") for Cegedim to purchase all of the issued and outstanding Synavant stock at a price of $2.30 per share in cash, which converts to slightly less than $35 million dollars in the aggregate. A copy of the Cegedim Merger Agreement is attached hereto as Exhibit "B".

      44. The April 10, 2003 offer of Dendrite and the Cegedim Merger Agreement consisted of substantially the same consideration, approximately $35.0 million in cash for the issued and outstanding stock of Synavant, which corresponds to $2.30 per share. Both offers included the same cash payment with respect to outstanding options and restricted stock units. Notwithstanding that the two offers were virtually identical, the Director Defendants remarkably never contacted Dendrite to determine if it would be willing to increase its offer to provide greater value to the Synavant shareholders.

      45. The Cegedim Merger Agreement includes an impermissibly high break-up fee totaling 5.7% of the price, which consists of $1.095 million "termination fee" and a $900,000 note. The note, unlike the termination fee, is payable whether or not the transaction closes and is payable even if the termination fee is not triggered.

      46. The Cegedim Merger Agreement also provides that Cegedim will guarantee employment to all of Synavant's employees on substantially the same terms as provided by


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Synavant, which includes employment of Synavant's Chairman and Chief Executive
Officer, Mr. Yetter, and other senior executives who were closely involved in advising Synavant's Board of Directors with respect to the transaction. Dendrite earlier had expressed to Synavant an unwillingness to provide an absolute guarantee of employment to senior executives.

      47. Further, while the Cegedim Merger Agreement grants the Director Defendants the right to accept a "Superior Proposal," subject to paying the impermissible termination and expense fees, the agreement defines a "Superior Proposal" as one more favorable to the stockholders than "any alternative proposal offered by Cegedim." Thus, the Cegedim Merger Agreement impermissibly grants Cegedim the right to match any offer by Dendrite, and if Cegedim does so, Synavant cannot accept alternative proposals.

      48. In summary, despite receiving bids for substantially similar consideration from both Dendrite and Cegedim, Synavant and the Director Defendants acted improperly in declaring Cegedim the winner of the sale process and granted to Cegedim an impermissibly high break-up fee (including the unconditional $900,000 note), the matching right, and the promise of employment to Synavant's Chairman and CEO and other senior executives.

      49. The Director Defendants did not allow the two bidders the opportunity to improve the virtually identical offers and prematurely selected the Cegedim offer because it was their intent to do so from the inception of the sale process. Regardless of competing bids received, Synavant improperly engineered the bidding process to result in the inferior Cegedim offer being chosen.

      50. Earlier today, Dendrite submitted a "higher and better offer" to Synavant ("Dendrite's Higher and Better Offer") which represents a premium over the $2.30 per share price Cegedim agreed to pay Synavant. In addition, Dendrite expressed its willingness to


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increase further the consideration to the Synavant shareholders if the illegal termination and expense fees contained in the Cegedim Merger Agreement are declared null and void. A copy of Dendrite's Higher and Better Offer is attached hereto as Exhibit "C".

      51. Moreover, upon information and belief, the Director Defendants, while agreeing to act to exempt the Cegedim transaction from the effects of Synavant's shareholders rights plan (the "Poison Pill") and Section 203 of the Delaware General Corporation Law ("Section 203"), have refused to remove the restrictions of Poison Pill and Section 203 so that Dendrite's superior offer can be presented to the Synavant shareholders.

                                IRREPARABLE HARM

      46. If the breaches of fiduciary duty described herein are permitted to continue unchecked, Plaintiff as well as all other shareholders of Synavant will suffer substantial, irreparable harm. Synavant's shareholders will lose the right to receive the highest value available for their shares, and Dendrite will lose the opportunity to have its offer fairly considered by the Synavant shareholders.

      47. Absent injunctive relief, Defendants will consummate a transaction that is far less beneficial to the Synavant shareholders than Dendrite's currently available superior offer, and Dendrite will forever lose the irreplaceable opportunity to create a new combined Dendrite/Synavant entity with unique business strengths. Monetary damages for the losses that Plaintiff will sustain cannot be readily calculated and, in any event, could not compensate the unique loss that Plaintiff will suffer.

                                    COUNT I

                      Against The Director Defendants For
                       Breach of Fiduciary Duty - Revlon

      48. Plaintiff repeats and realleges the allegations in paragraphs 1 through 47.


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      49.   The Director Defendants initiated a process to sell control of
Synavant, which imposed under Delaware law heightened fiduciary responsibilities to maximize Synavant's value for the benefit of its shareholders and requires enhanced scrutiny by this Court of the Director Defendants' conduct.

      50. Delaware law assures shareholders that, if their corporation is to be sold, they will receive the benefit of an active and diligent board carrying out its settled fiduciary obligations to ensure that the shareholders receive the highest value reasonably attainable. The conduct of the Director Defendants does not come close to satisfying their responsibilities in the context of a sale of Synavant.

      51. Before entering into the Cegedim Purchase Agreement, the Director Defendants had a duty to conduct a full and fair sale process to maximize value for the Synavant shareholders, which included an obligation to seek all material information reasonably available to determine whether a superior offer was available from Dendrite. The Director Defendants breached this duty by failing to determine whether Dendrite's proposal offered superior value to the Synavant shareholders.

      52. Before entering into an agreement with Cegedim for the sale of Synavant, the Director Defendants again had a duty to conduct a full and fair sale process to maximize value for the Synavant shareholders, which included an obligation to seek all material information reasonably available to determine whether the Cegedim offer provided the best value obtainable and to determine whether a superior offer was available.

      53. In complete disregard of their fiduciary duties, and in violation of Delaware law, the Director Defendants prematurely entered into the Cegedim Merger Agreement with Cegedim that, among other things, exempted the favored Cegedim transaction from the effects of the


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Poison Pill and Section 203 (while leaving the defenses in place against
Dendrite), granted to Cegedim an improper 5.7% termination and expense fee package and the right to match any offer by Dendrite and guaranteed certain employment of senior executives, all without the proper knowledge and information to conclude reasonably that the Cegedim offer provided the maximum value for Synavant's shareholders.

      54. Indeed, the proposed Cegedim transaction was not the result of a proper sale process, but rather the implementation of a foregone conclusion, as evidenced by the fact that it provides the Synavant shareholders with far less consideration than Dendrite's superior all-cash, all share offer.

      55. In agreeing to the proposed Cegedim transaction and locking it up without ensuring that greater value for the Synavant shareholders could not be obtained through a transaction with Dendrite, the Director Defendants violated their fiduciary duties.

      56. Because the Cegedim Merger Agreement is the product of a breach of fiduciary duty, the agreement, including the impermissible termination fee provisions therein, are null and void and of no further force or effect.

      57.   Plaintiff has no adequate remedy at law.

                                    COUNT II

                      Against The Director Defendants For
                       Breach of Fiduciary Duty - Unocal

      57. Plaintiff repeats and realleges the allegations in paragraphs 1 through 56.

      58. Delaware law imposes a duty upon the Director Defendants to act reasonably and not to invoke defensive deal protection measures unless they are in response to a legitimate threat to Synavant's corporate policy and effectiveness.


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      59.   The Director Defendants had no reasonable grounds for believing that a danger to corporate policy and effectiveness existed from Dendrite's all cash, all share superior offer. The Director Defendants had initiated an auction process by their decision to sell Synavant, and Dendrite's offer is superior to the offer from Cegedim that the Director Defendants improperly and prematurely accepted.

      60. The Director Defendants have breached their fiduciary duties by adopting the 5.7% termination and expense fee package and by virtue of their refusal to take all necessary steps, including exempting Dendrite's offer from the restrictions of the Poison Pill and Section 203, so that the Dendrite offer can be fairly considered by the Synavant shareholders.

      61.   Plaintiff has no adequate remedy at law.

                                   COUNT III

               Against Cegedim and Jivago For Aiding And Abetting
               The Director Defendants' Breach Of Fiduciary Duty

      62. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 61.

      63. Defendants Cegedim and Jivago knowingly aided and abetted the Director Defendants in the breach of their fiduciary duties described above. Cegedim and Jivago knew that the Director Defendants had an absolute duty under Delaware law to conduct a fair and full sale process to ensure that the shareholders of Synavant received the best value reasonably attainable. Moreover, Cegedim and Jivago knew that the Director Defendants' approval of the Cegedim Merger Agreement without ensuring that Dendrite's offer did not provide superior value to the Synavant shareholders was a violation of those fiduciary duties.


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      64.   Further, Cegedim and Jivago entered into the Cegedim Merger
Agreement knowing that it included an impermissible 5.7% termination fee, which constituted a breach of the fiduciary duties of the Director Defendants, and that it was impermissible to exempt the Cegedim transaction from the effects of the Poison Pill and Section 203 while leaving those protections in place to block the superior Dendrite proposal.

      65.   Plaintiff has no adequate remedy at law.

                                    COUNT IV

     Against Synavant And The Director Defendants For Fraudulent Inducement

      66. Plaintiff repeats and realleges the allegations in paragraphs 1 through 65.

      67. Synavant and the Director Defendants fraudulently induced Dendrite to enter into the Confidentiality Agreement by falsely stating that Synavant would conduct a good faith evaluation and negotiation of Dendrite's offers for the purchase of Synavant.

      68. Dendrite reasonably relied on the statements made by Synavant in signing the Confidentiality Agreement.

      69. Synavant, at no time, intended to perform a good faith evaluation of Dendrite's offers.

      70. As a result of Dendrite's reasonable reliance, Dendrite has been damaged.

      71. Among other things, such damages included Dendrite's inability to contact the Synavant shareholders directly concerning its offer due to the provisions of the Confidentiality Agreement and, specifically, the Standstill Provision.

      72. Had Dendrite known that Synavant did not intend to perform a good faith evaluation of Dendrite's offers, Dendrite would not have entered into the Confidentiality Agreement and would have been free to take any number of actions to acquire Synavant


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including pursuing a tender offer to Synavant's shareholders, which offer, upon information and belief, would have succeeded.

      73.   Plaintiff has no adequate remedy at law.

                                    COUNT V

             Against Synavant And The Director Defendants For Fraud

      74. Plaintiff repeats and realleges the allegations in paragraphs 1 through 73.

      75. Synavant made a series false representations to Dendrite concerning the auction process to purchase Synavant, in that Synavant, through Mr. Yetter, Alterity, and others, requested that Dendrite submit proposals that it had no intention of accepting.

      76. Synavant made such series of false representations to Dendrite knowing that they were false, or with reckless indifference to the truth.

      77. The series of false representations were made by Synavant, Mr. Yetter, Alterity and others with no intent to ever accept Dendrite's offer, and with the intent to favor Cegedim and ultimately agree to an acquisition by Cegedim.

      78. Dendrite's actions were made with justifiable reliance upon the representations that, among other things, the auction was being conducted fairly and at arms-length.

      79. As a result of such reliance, Dendrite has been damaged in that it has been precluded, among other things, from direct contact with Synavant's shareholders prior to the adoption of the unlawful Cegedim Merger Agreement, including the particular provision thereof advancing Cegedim's position.

      80.   Plaintiff has no adequate remedy at law.


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                                    COUNT VI

         Against Synavant And Director Defendants For Breach of Contract

      81. Plaintiff repeats and realleges the allegations in paragraphs 1 through 80.

      82. Synavant and the Director Defendants breached the Confidentiality Agreement by, among other things, disclosing Dendrite's offers to Cegedim and by unreasonably withholding consent to allow Dendrite to take actions to acquire Synavant.

      83.   Dendrite has suffered damages as a result of Synavant's breach.

      84.   Plaintiff has no adequate remedy at law.

      WHEREFORE, Plaintiff Dendrite International, Inc. prays that this Court enter judgment against Defendants as follows:

      A. Declaring that the Director Defendants have breached their fiduciary duties to Synavant and its stockholders;

      B. Declaring that Cegedim and Jivago aided and abetted the breaches of fiduciary duties by the Director Defendants;

      C. Temporarily, preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed Cegedim transaction, including the purchase of any shares of Synavant thereunder;

      D. Declaring that the Cegedim Merger Agreement, including the illegal 5.7% termination and expense fee package, was entered into in breach of the Director Defendants' fiduciary duties and therefore the agreement, and all rights granted therein, are null and void and of no further force or effect;


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      E.    Ordering the Director Defendants to carry out their fiduciary duties to Plaintiff and the other shareholders of Synavant by taking all necessary steps to consummate the sale of Synavant to Dendrite as the highest bidder;

      F. Ordering the Director Defendants to remove all impediments that would prevent Dendrite from having its superior offer considered by the Synavant shareholders;

      G. In the event that the Proposed Cegedim Transaction is consummated, rescinding it and setting it aside;

      H. Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest, arising from their breaches of fiduciary duty;

      I. To the extent that Cegedim makes another offer for Synavant, requiring the Director Defendants to determine whether Dendrite is willing to offer superior value to the Synavant shareholders prior to entering into another agreement with Cegedim;

      J. Awarding Plaintiff its costs and expenses, including reasonable attorneys' fees and experts' fees; and

      K. Granting Plaintiff such other and further relief as the Court may deem just and proper.

                                              MORRIS, NICHOLS, ARSHT & TUNNELL



                                              By: /s/ A. Gilchrist Sparks, III
                                                  ------------------------------
                                              A. Gilchrist Sparks, III
                                              David J. Teklits
                                              Thomas W. Briggs, Jr.
                                              1201 N. Market Street
                                              P.O. Box 1347
                                              Wilmington, DE 19899-1347


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                                              (302) 658-9200
                                              Attorneys for Plaintiff


OF COUNSEL:

Pitney, Hardin, Kipp & Szuch LLP
Park Avenue at Morris County
P.O. Box 1945
Morristown, New Jersey 07962-1945


April 21, 2003


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